Exhibit 99.3

Bitdeer Announces Proposed Registered Direct Offering of Class A Ordinary Shares

SINGAPORE, November 12, 2025 (EST) — Bitdeer Technologies Group (Nasdaq: BTDR) (“Bitdeer”), a world-leading technology company for Bitcoin mining and AI cloud, today announced that it intends to offer, subject to market and other conditions, shares of its Class A ordinary shares, par value US$0.0000001 per share (the “Class A ordinary shares”), to certain holders of its 5.25% convertible senior notes due 2029 (the “November 2029 notes”) in a direct placement registered under the Securities Act of 1933, as amended (the “Securities Act”) (such placement, the “registered direct offering”). The number of Class A ordinary shares to be sold, and the price per Class A ordinary share, will be determined at the pricing of the registered direct offering.

Bitdeer intends to use the net proceeds from the registered direct offering, together with a portion of the net proceeds from Bitdeer’s separately announced private offering of Convertible Senior Notes due 2031 (the “notes offering”), if consummated, to repurchase a portion of the November 2029 notes for cash in privately negotiated transactions effected through its agent (the “note repurchase transactions”). The completion of the registered direct offering is contingent on the completion of the notes offering and the note repurchase transactions, and the completion of the note repurchase transactions is contingent on the completion of the notes offering and the registered direct offering. The completion of the notes offering is not contingent on the completion of the registered direct offering or the note repurchase transactions. This press release shall not constitute an offer to buy or a solicitation of an offer to sell the November 2029 notes.

The registered direct offering is being made pursuant to Bitdeer’s effective shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on December 18, 2024, New York City time (File No. 333-283732). A preliminary prospectus supplement and the accompanying prospectus related to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents Bitdeer has filed with the SEC that are incorporated by reference into the prospectus supplement and accompanying prospectus for more complete information about Bitdeer and the registered direct offering.

Barclays Capital Inc. is acting as placement agent and ICR Capital LLC is acting as financial advisor for the registered direct offering.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of these securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining and AI cloud. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “could,” “expect,” “intend,” “may,” “plan,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, among others, statements relating to Bitdeer’s expectations regarding the completion and timing of the proposed registered direct offering, the notes offering and the note repurchase transactions and the expected use of proceeds from the proposed registered direct offering and the notes offering. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the proposed transactions, as well as potential risks, uncertainties and other factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as those discussed in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond Bitdeer’s control. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Orange Group

Yujia Zhai

bitdeerir@orangegroupadvisors.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com